DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/15/07

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos
2. CHECK THE BOX IF MEMBER OF A GROUP 			a[X]
     							 b[ ]
3. SEC USE ONLY
4. SOURCE OF FUNDS
WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []
6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

7. SOLE VOTING POWER
347,506
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
347,506
10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
347,506
12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []
13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.17%
14. TYPE OF REPORTING PERSON
IA

 The filing constitutes amendment # 1 to the Schedule 13d filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on
5/30/07. This amendment # 1 amends the schedule 13d as specifically set forth.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
The filing persons intend to nominate for election to the board of trustees one person to oppose each nominee proposed by the board (see exhibit 1).
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a) -b) As per the Form NCSR filed on 12/28/06 there were 5,625,134 shares of BCV outstanding as of 10/31/06. The percentage set forth in item 5 was derived using such number. Bulldog Investors, Phillip Goldstein, Andrew Dakos and accounts managed by the filing persons beneficially own an aggregate of 347,506 shares of BCV or 6.17% of the outstanding shares.
Power to dispose and vote securities lie solely with Phillip Goldstein and Andrew Dakos.
c) During the past 60 days the following shares of BCV were purchased (there were no sales):

Quantity	Price 	Trade Date
500	21.37	10/18/2007
1,400	21.51	10/17/2007
1,600	21.6	10/15/2007
2,711	21.66	10/12/2007
900	21.66	10/12/2007
2,400	21.68	10/11/2007
900	21.66	10/12/2007
900	21.66	10/12/2007
3,600	21.5	10/5/2007
1,200	21.53	10/3/2007
1,100	21.4	10/2/2007
563	21.4808	10/1/2007
2,500	21.4808	10/1/2007
1,000	21.35	9/28/2007
600	20.7	9/6/2007


d) Beneficial owners of the accounts managed by the filing persons are entitled to receive any dividends or sales proceeds.
e) NA
ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.
Item 7 is amended as follows
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Advance Notification

Dated: 10/19/07

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:: Andrew Dakos


Exhibit 1. Advance Notification
Opportunity Partners L.P., Park 80 West - Plaza Two, Suite C04,
Saddle Brook, NJ 07663
201-556-0092 // Fax 201-556-0097 // info@bulldoginvestors.com

October 15, 2007

Thomas H. Dinsmore
Chairman of the Board of Trustees
Bancroft Fund Ltd.
65 Madison Avenue, Suite 550
Morristown, NJ 07960-7308

Dear Tom:

On October 3rd, we discussed Bancroft?s discount with you and your lawyer in good faith. You said the trustees would consider measures to address the discount at their next meeting and we agreed to wait until then before taking any action. We recently learned that you deceived us because you were planning to file a lawsuit against us that very day! We therefore conclude that you are untrustworthy and that as a result, we must protect our investment in Bancroft.

Please be advised and advise Bancroft's Secretary that we intend at the 2008 annual meeting of shareholders to nominate for election to the board of trustees one person to oppose each nominee proposed by the board. Our understanding is that there are eight trustees, three of whose terms will expire in 2008.
In addition, based on the announced retirement of Mr. McMullin as of October 1, 2007, we are nominating a fourth person in anticipation that an election will be held to fill Mr. McMullin?s vacated seat.

Opportunity Partners owns of record 100 shares of Bancroft and beneficially owns 81,242 shares which are held in street name.
Please see our schedule 13D filings for further details regarding our investment in Bancroft.

The Nominees are:

Andrew Dakos (born 1966); Park 80 West, Plaza Two, Suite 750, Saddle Brook, NJ 07663 - Mr. Dakos is a self-employed investment advisor and a principal of the general partner of five investment partnerships in the Bulldog Investors group of funds:
Opportunity Partners L.P., Opportunity Income Plus Fund L.P., Full Value Partners L.P., Full Value Special Situations Fund L.P., and Full Value Offshore L.P. He has been a director of the Mexico Equity and Income Fund since 2001 and Brantley Capital Corporation since 2007.

Phillip Goldstein (born 1945); 60 Heritage Drive, Pleasantville, NY 10570 - Mr. Goldstein is an investment advisor and a principal of the general partner of five investment partnerships in the Bulldog Investors group of funds: Opportunity Partners L.P., Opportunity Income Plus Fund L.P., and Full Value Partners L.P. He has been a director of the Mexico Equity and Income Fund since 2000 and Brantley Capital Corporation since 2001.

Gerald Hellerman (age 69); 10965 Eight Bells Lane, Columbia, MD 21044 -- Mr. Hellerman owns and has served as Managing Director of Hellerman Associates, a financial and corporate consulting firm, since the firm's inception in 1993. Mr. Hellerman currently serves as a director, chief financial officer and chief compliance officer for The Mexico Equity and Income Fund, Inc.; a director of MVC Capital, Inc.; a director of the Old Mutual 2100 fund complex (consisting of six funds).; a director and President of Innovative Clinical Solutions, Ltd., a company formerly engaged in clinical trials and physician network management which is currently in liquidation; a director of Brantley Capital Corporation; and a director of AirNet Systems, Inc. since 2005.

Rajeev Das (born 1968); 68 Lafayette Ave., Dumont, NJ 07628 -- Principal of Bulldog Investors, a group of investment funds and Managing Member of the general partner of Opportunity Income Plus L.P.; Currently director of Mexico Equity and Income Fund, Inc. (since 2001) In 2006 served as director of Brantley Capital.

None of the nominees except me owns any shares of Bancroft. My wife and I beneficially own 14,363 shares. Each nominee has consented to serve as a trustee if elected. There are no arrangements or understandings between Opportunity Partners and any nominee in connection with the nominations.

Please advise us immediately if this notice is deficient in any way so that we can promptly cure any deficiency.

Very truly yours,


Phillip Goldstein
President
Kimball & Winthrop, Inc
General Partner




 1. The lawsuit itself appears to be motivated by malice.
In addition to the draconian relief sought and a complete lack of merit to the allegation that we violated Section 12(d)(1)(A)
(See Goldstein v. Lincoln Nat'l Convertible Secs. Fund, Inc.,
140 F. Supp.2d 424, 435 (E.D. Pa. 2001), vacated in part, appeal dismissed, Goldstein v. Lincoln Nat'l Convertible Secs. Fund, Inc.,
No. 01-2258, 2003 WL 1846095 (3rd Cir. Apr. 02, 2003)), there is, as we previously informed you, no longer a private right of action under that section. (See meVC Draper Fischer Jurvetson Fund,
Inc., v. Millennium Partners, 260 F.Supp. 2d 616 (S.D.N.Y., 2003) )